STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	July 19, 2005
Corporate Office:	#SRU-14-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

HIGH GRADE BASE AND PRECIOUS METAL
ASSAYS IN MASSIVE SULPHIDES
“PIT AREA”

Phase One exploration resource delineation drilling assay results from the “Pit Area” of the West Zone are highlighted in Table I and Table II.

TABLE I HIGHLIGHTS – PLATINUM AND PALLADIUM – MASSIVE SULPHIDE FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval (m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
05-220	-75°	48+50W/2+00N	268.30-280.32	12.02 (39.44)	1.21	1.06	0.143	3.74	0.31	4.05
		including	268.30-273.80	5.50 (18.04)	1.62	1.04	0.140	3.70	0.29	3.99
		and	275.00-280.32	5.32 (17.45)	1.00	1.31	0.177	4.53	0.38	4.91
		and	276.00-277.00	1.00 (3.28)	0.945	1.326	0.178	5.13	1.28	6.41

04-181	-75°	48+50W/1+75N	259.55-276.75	17.20 (56.43)	0.754	0.732	0.103	2.79	0.27	3.06
		including	263.38-269.75	6.37 (20.90)	0.910	1.147	0.164	4.30	0.50	4.80
		and	266.75-267.75	1.00 (3.28)	1.053	1.173	0.168	4.84	1.32	6.16

04-195	-75°	48+80W/1+75N	250.00-257.57	8.57 (28.12)	1.064	0.684	0.086	2.59	0.24	2.83
		including	250.97-255.60	4.63 (15.19)	0.944	1.129	0.144	4.21	0.37	4.58
*2PGE=Pt+Pd

Of particular interest in Table I is the 12-meter footwall massive sulphide intercept grading 1.21% Cu, 1.06% Ni, 0.143% Co, 3.74 g/t Pd and 0.31 g/t Pt encountered in hole 05-220. This intercept correlates well with the massive sulphides found in holes 04-181 and 04-195 drilled during the 2004 exploration campaign in the same area (Table I). This style of mineralization is characterized by higher grade base and precious metals (palladium plus platinum: 2PGE=4.05 g/t), content which is open to expansion.

TABLE II WEST ZONE : MAIN SULPHIDE LENS(ES), “PIT AREA”, ASSAY RESULTS
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
05-215	-60°	38+00W/1+90N	134.18-137.00	2.82 (9.25)	0.637	1.23	0.154	1.70	0.21	1.91

05-216	-60°	37+60W/1+60N	108.75-110.00	1.25 (4.10)	1.057	0.995	0.205	1.55	0.27	1.82

05-217	-50°	45+50W/1+70N	114.92-116.57	1.65 (5.41)	0.622	0.834	0.108	1.19	0.23	1.42
			132.77-134.29	1.52 (4.99)	1.189	0.736	0.092	1.32	0.14	1.46

05-218	-60°	45+50W/1+70N	131.45-141.00	9.55 (31.33)	1.21	0.898	0.113	1.65	0.22	1.87
		(including	135.65-141.00	5.35 (17.55)	1.036	0.993	0.121	1.75	0.21	1.96)

05-219	-60°	48+50W/2+00N	157.64-165.26	7.62 (25.00)	1.15	1.03	0.122	1.84	0.47	2.31

05-220	-75°	48+50W/2+00N	203.25-206.50	3.25 (10.66)	1.10	0.658	0.085	1.46	0.17	1.63

To date, eight delineation drill holes have been completed in the “Pit Area” and main sulphide lens(es) assays for six holes have been received (Table II). Highlights include holes 05-218 and 05-219. Results for all PGE low-sulphide intercepts for the eight holes are pending.

Two drills are presently “infill drilling” between the 119 Zone and the West Zone as Phase One Exploration continues.

True thicknesses of the footwall-style mineralization are not yet known. Details concerning drill core sampling, sample preparation, accredited laboratory geochemical and assay analytical methods, QC and QA procedures can be referred to in detail in Press Release # SRU-07-04, June 10, 2004, page 3.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.